# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gaotu Techedu Inc., CIK 0001768259
CUSIP: 36257Y109
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, BEIJING, China (F4), 100193
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-024745
Filed by CIK 0001798421

## Reporting persons
- Chen Xiangdong: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 82,119,817; shared voting power 0; sole dispositive power 82,119,817; shared dispositive power 0; aggregate amount beneficially owned 82,119,817 (52.4% of the class)
  Comment: Represents (i) 73,305,288 Class B ordinary shares and 3,255,800 Class A ordinary shares held by Ebetter International Group Limited, a British Virgin Islands company, and (ii) 5,558,729 Class A ordinary shares represented by 8,338,094 ADSs held by Mr. Larry Xiangdong Chen. Ebetter International Group Limited is ultimately owned by The Better Learner Trust, a trust established under the laws of the Cayman Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Larry Xiangdong Chen is the settlor of The Better Learner Trust, and he and his family members are the trust's beneficiaries. Under the terms of this trust, Mr. Larry Xiangdong Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Ebetter International Group Limited. Mr. Larry Xiangdong Chen is the sole director of Ebetter International Group Limited.
  The voting power of the shares beneficially owned represent 90.9% of the total outstanding voting power. The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 156,703,879 issued and outstanding ordinary shares (being the sum of 83,398,591 Class A ordinary shares, and 73,305,288 Class B ordinary shares) as of June 30, 2026. Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to ten votes per share.
- Ebetter International Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 76,561,088; shared voting power 0; sole dispositive power 76,561,088; shared dispositive power 0; aggregate amount beneficially owned 76,561,088 (48.9% of the class)
  Comment: Represents 73,305,288 Class B ordinary shares and 3,255,800 Class A ordinary shares held by Ebetter International Group Limited. The voting power of the shares beneficially owned represent 90.2% of the total outstanding voting power. The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 156,703,879 issued and outstanding ordinary shares (being the sum of 83,398,591 Class A ordinary shares, and 73,305,288 Class B ordinary shares) as of June 30, 2026. Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to ten votes per share.

## Item 1. Issuer
Name of issuer: Gaotu Techedu Inc.
Address of issuer's principal executive offices: 5F, Gientech Building, 17 East Zone, 10 Xibeiwang East Road, Haidian District, BEIJING, CHINA, 100193.

## Item 2. Person Filing
Name of person filing:
Larry Xiangdong Chen
Ebetter International Group Limited
Address of principal business office or, if none, residence:
Larry Xiangdong Chen
Pactera Building, 10 Xibeiwang East Road
Haidian District, Beijing 100193
People's Republic of China

Ebetter International Group Limited
OMC Chambers, Wickhams Cay 1
Road Town, Tortola, British Virgin Islands
Citizenship:
Larry Xiangdong Chen - People's Republic of China
Ebetter International Group Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Larry Xiangdong Chen - 82,119,817
Ebetter International Group Limited - 76,561,088
Percent of class:
Larry Xiangdong Chen - 52.4%, representing 90.9% of the total voting power
Ebetter International Group Limited - 48.9%, representing 90.2% of the total voting power
Sole power to vote or to direct the vote:
Larry Xiangdong Chen - 82,119,817
Ebetter International Group Limited - 76,561,088
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Larry Xiangdong Chen - 82,119,817
Ebetter International Group Limited - 76,561,088
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chen Xiangdong: /s/ Chen Xiangdong, Chen Xiangdong (08/04/2026)
- Ebetter International Group Limited: /s/ Chen Xiangdong, Chen Xiangdong, Director (08/04/2026)